

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Michael Donaghy
President and Chief Executive Officer and Director
Pioneer Green Farms, Inc.
1301 10th Avenue, East, Suite G
Palmetto, FL 34221

> **Re: Pioneer Green Farms, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 27, 2022**
> **File No. 333-262600**

Dear Mr. Donaghy:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your statement that this prospectus relates to the offer and sale, "from time to time" of up to 5,000,000 shares of common stock. Please revise your cover page disclosure to state that you are offering the sale of shares on a self-underwritten, best-efforts basis, with no minimum, that this offer, will commence promptly, i.e., on the date of this prospectus and will terminate 12 months from the date that the Registration Statement relating to the Shares is declared effective, unless earlier fully subscribed or terminated by the Company. Alternatively, provide your analysis as to how the offering complies with the requirements for a continuous offering. Refer to Rule 415(a).

 You may contact Christine Torney at (202) 551-3652 or Kevin Vaughn at (202) 551-

Michael Donaghy
Pioneer Green Farms, Inc.
June 7, 2022
Page 2

3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elton F. Norman